EXHIBIT 11

APPALACHIAN BANCSHARES, INC.

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

The following tabulation presents the calculation of basic and diluted earnings per common share for the three-month and six month periods ended June 30, 2005 and 2004.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004

Basic Earnings per Share

Net income	$1,260,197	$979,804	$2,225,522	$1,876,257

Earnings on common shares	$1,260,197	$979,804	$2,225,522	$1,876,257

Weighted average common shares
outstanding - basic	3,863,917	3,731,399	3,822,056	3,710,836

Basic earnings per common share	$0.33	$0.26	$0.58	$0.51

Diluted Earnings per Share

Net income	$1,260,197	$979,804	$2,225,522	$1,876,257

Weighted average common shares
outstanding - diluted	3,983,851	3,885,700	3,955,518	3,874,363

Diluted earnings per common share	0.32	0.25	$0.56	$0.48

31